SEC Mail Processing Section

DEC 22 2009

Washington, DC 105

SECURIT 09041183 Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 18021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 AND ENDING 09/30/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Financial Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 B Street Suite 2204
(No. and Street)

San Diego CA 92101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard S. Levenson 619-234-3235
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DENNIS & DENNIS LLP, CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

16959 BERNARDO CENTER DRIVE, SUITE 208, SAN DIEGO, CA. 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard S. Levenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Financial Corporation, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

L. RINCON
Commission # 1744144
Notary Public - California
San Diego County
My Comm. Expires May 20, 2011

STATE OF CALIFORNIA
COUNTY OF SAN DIEGO

SUBSCRIBED AND SWORN TO (OR AFFIRMED) BEFORE ME ON THIS 16th DAY OF DECEMBER, 2009 BY Richard S. Levenson PROVED TO ME ON THE BASIS OF SATISFACTORY EVIDENCE TO BE THE PERSON WHO APPEARED BEFORE ME.

Western Financial Corporation

Statement of Financial Condition

As of September 30, 2009

Assets	
Cash	$ 50,694
Commissions receivable	26,769
Deferred tax asset, net	1,622
Tax refund receivable	7,778
Total Assets	$ 86,863
Liabilities and Stockholders' Equity	
Liabilities	
Commissions payable & accrued expenses	$ 14,161
Subordinated note payable to related party	34,000
Total Liabilities	48,161
Stockholder's Equity	
Common stock, no par value, 7,500 shares authorized, 3,500 issued and outstanding	15,000
Additional paid in capital	3,354
Retained earnings	20,348
Total Stockholder's Equity	38,702
Total Liabilities and Stockholder's Equity	$ 86,863

See accompanying notes to the financial statements and auditor's report

Western Financial Corporation

Schedule I – Computation of Net Capital
And
Schedule II – Computation of Aggregate Indebtedness
For the Year Ended September 30, 2009

Schedule I – Computation of Net Capital

Total Shareholders' Equity	$38,702
Deferred Tax Asset, net	(1,622)
Tax refund receivable	(7,778)
Subordinated Notes Payable to Related Party	34,000
Net Capital	$63,302

Schedule II – Computation of Aggregate Indebtedness

Total Aggregate Indebtedness Liabilities	$14,161
Adjustments	-
Total Aggregate indebtedness as adjusted	$14,161

See auditor's report

Western Financial Corporation

Schedule III – Computation of Net Capital Requirement
And
Schedule IV – Reconciliation of Net Capital
For the Year Ended September 30, 2009

Schedule III – Computation of Net Capital Requirement

Minimum net capital required (6.67% of aggregate indebtedness)	$ 944
Minimum dollar net capital requirement	$50,000
Net Capital Requirement	$50,000
Excess Net Capital (Net Capital Less Net Capital Required)	$13,302
Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness)	$61,885
Ratio: Aggregate Indebtedness to Net Capital	.23 to 1

Schedule IV – Reconciliation of Net Capital under rule 15c3-1

Net Capital, as reported in Part II (Unaudited) original FOCUS Report	$72,701
Deferred Tax Asset, net	(1,622)
Tax refund receivable	(7,778)
Net Capital, per Schedule I	$63,301
Rounding	1
Net Capital, as reported herein	$63,302

See auditor's report